NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Altria Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 20555 Victor Parkway, Livonia, MI 48152

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

At the upcoming Altria Group, Inc. (“Altria” or “the Company”) annual shareholder meeting on May 16, 2024, Trinity Health and co-filers CommonSpirit Health, Mercy Investment Services, Province of St. Joseph of the Capuchin Order, Sisters of Charity of St. Elizabeth, and Sisters of St. Francis of Philadelphia (“the Proponents”) urge you to vote FOR Proposal 4, “Report on Congruence of Political and Lobbying Expenditures with the Company’s Vision, Responsibility Focus Areas and Cultural Aspiration” as described below:

Resolved: Shareholders request that Altria annually analyze and report on the congruence of both political spending and lobbying expenditures during the preceding year, compared to its public Vision, Responsibility Focus Areas and Cultural Aspirations statements, listing and explaining instances of incongruent or misaligned expenditures, and reporting whether the identified incongruencies will lead to changes in future expenditures.

Political spending and corporate lobbying are key issues for investors as they manage social and environmental risks in their portfolios. More and more investors are seeking transparency and disclosure of corporations’ efforts to review and analyze their political and lobbying expenditures to ensure that these expenditures are aligned with corporate responsibility strategies and commitments. An increasing number of prominent global companies, such as Microsoft, Unilever, Shell, Bayer, and BHP have instituted alignment reviews of their lobbying on issues like climate change and provided reports to their investors.

We agree with the Company that its annual Lobbying and Political Activity Transparency & Integrity Report is commendable. However, as our Proposal notes, there remain critical gaps in the information Altria provides that we believe pose risks and certainly deserve a careful review by the Board and management.

For example, the Company has not adopted the Center for Political Accountability’s (CPA) Model Code of Conduct1 to manage the risks associated with political spending. One of the Code’s standards is: “The company will disclose dues and other payments made to trade associations and contributions to other tax-exempt organizations that are or that it anticipates will be used for political expenditures. The disclosures shall describe the specific political activities undertaken.”2

Unlike peer companies like 3M, Bristol-Myers Squibb, Campbell Soup, Coca-Cola, General Mills, Hershey, Kellogg, Kraft Heinz, Merck, Mondelez and PepsiCo, Altria does not disclose the non-deductible portion of trade association payments (under 162(e)(1)(a) of the US Tax Code) that goes to lobbying. Thus, investors have no information on the size of Altria payments used for lobbying by their trade associations.

Our Proposal also notes that Altria is a long-time supporter of the American Legislative Exchange Council (ALEC), an organization that brings together corporate lobbyists and legislators and drafts model legislation for state and federal legislators to propose. The Company is one of the top corporate sponsors of ALEC’s annual conference. Altria’s senior director of government affairs spoke at ALEC’s 2023 conference, and, according to an article by the Center for Media and Democracy, urged “state lawmakers to deregulate the tobacco industry despite the lethal, addictive nature of its products, which are responsible for nearly 500,000 death a year in the U.S.”3 ALEC has also been a national leader in misplaced state-level attacks against Environmental Social and Governance (ESG) investing strategies. This means strategies whereby pension funds and investment managers assess how issues such as climate change and employee relations can add risk to an investment and affect a company’s profitability. ALEC has also encouraged state laws that require pension funds to cease doing business with managers that employ ESG criteria in their investing, even if excluding such a manager may cost the pension fund tens of millions of dollars. Proponents believe these ALEC-supported campaigns are harmful to investors and are not in line with the Company’s Responsibility Focus Areas and own ESG goals.

Altria includes in its 2023 Lobbying and Political Activity Transparency Report (“the Report”) a new page, “Speaking Out on Other Issues We care About”, such as farm labor and climate change and on its inclusion, diversity, and equity efforts. However, there is no disclosure as to whether the Company analyzes the alignment of political spending and lobbying activities with its 2025 goals around managing climate change impacts and risks, its 2030 greenhouse gas emissions reductions goals and its 2025 goals of increasing diversity within Altria and advancing racial, social, and economic equity.

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1 https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Model-Code-of-Conduct-for-Corporate-Political-Spending.pdf

2 https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Model-Code-of-Conduct-for-Corporate-Political-Spending.pdf

3 https://www.exposedbycmd.org/2023/08/21/tobacco-giant-altria-buys-access-to-alec-lawmakers-urges-deregulation/

There are reasons for investor concern for this lack of transparency:

In its “2023 Recipients of Charitable Contributions from the Altria Family of Companies” Report4, Altria lists $8.3 million in “Business Directed Giving”. A review of the list would cause investors to question whether some of these contributions are incongruent with Altria’s Vision, Responsibility Focus Areas, and Cultural Aspirations. For example, Altria lists giving to:

•	The Maine Policy Institute and Mackinac Center for Public Policy, members of the American Coalition for Ocean Protection, described as “a main purveyor of disinformation blaming offshore wind development for stranded and dead whales along the East Coast”.[5]

•	The Texas Public Policy Foundation, which describes ESG investing as “politically motivated investing that punishes companies that do not bow to woke priorities.”[6]

•	The State Policy Network, one of whose affiliates, the Foundation for Government Accountability, has drafted legislation at the state level that aims to “relax regulations that prevent children from working long hours in dangerous conditions” and who “achieved its biggest victory in March, playing a central role in designing a new Arkansas law to eliminate work permits and age verification for workers younger than 16.” [7]

We believe there is a strong case to support the Proposal which urges Altria to do a more thoughtful review of the alignment of its political spending and lobbying with its own public statements and values. Proponents encourage Altria shareholders to vote FOR Proposal 4.

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4 https://www.altria.com/-/media/Project/Altria/Altria/people-and-careers/our-people-and-communities/community-engagement-and-partnership/grantees-list-for-altriacom.pdf

5 https://energyandpolicy.org/caesar-rodney-institute-offshore-wind/.

6 https://www.texaspolicy.com/multimedia/article/energy-politics-economics-how-the-war-over-esg-investing-will-impact-2024-beyond

7 https://www.washingtonpost.com/business/2023/04/23/child-labor-lobbying-fga/